JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549



Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).



Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

**EXHIBIT 1.-** Tele Pizza S.A. communicates the agreements adopted at the Extraordinary General Meeting of Shareholders, took place on 24th of October. Dated on 24/10/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.



Very truly yours



Igor Albiol
Controller Director

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046 MADRID
Fax No: 91.585.16.62
No. Pages: 3

## COMMUNICATION OF RELEVANT FACT

Madrid, 24th of October 2006

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, pertaining to the Stock Market, this document communicates the following relevant fact for its incorporation onto the public registers of this Stock Exchange Commission:

On today's date, the 24th of October 2006, the Extraordinary General Meeting of Shareholders of Tele Pizza, S.A. took place in its first calling. The Meeting was validly constituted with attendance, amongst those present and represented, of shareholders from the Company holding a total of 232,137,468 shares (231,225,921 present and 911,547 represented), representing 87.59% of the share capital.

In accordance with the points on the Agenda put forward for the consideration and approval of the General Meeting, the following agreements have been adopted:

**First. – Approval of the exclusion from trading on Stock Markets of Tele Pizza, S.A. shares. Delegation of authorities.**

The agreement was approved with the favourable vote of 99.94% of the shareholders present and represented.

**Second. – Ratification of the Board Members appointed by co-option. Re-election of Board Members. Fixing of the number of Board Members.**

The agreement was reached with the favourable vote of 99.96% of the shareholders present and represented.

**Third. – Authorisation for the derivative acquisition of own shares and convertible bonds in accordance with that set forth in Article 75 and similar from the Corporations Law, making the third agreement adopted by the Ordinary Annual General Meeting of Shareholders of the 7th of June 2006 without effect for the period that has not yet passed.**

The agreement was reached with the favourable vote of 99.96% of the shareholders present and represented.

**Fourth. – Partial modification of the Long Term Incentives Programme approved by agreement of the Board on the 28th of June 2004.**

The agreement was reached with the favourable vote of 99.94% of the shareholders present and represented.

**Fifth. – Modification of the following articles in the Articles of Association:**

5.1. Articles 15, 22, 23 and 26, relative to the strengthening of the attendance quorum and voting with respect to certain subjects and the restrictions to be able to hold the position of administrator and chairman of the Board of Directors.

The agreement was reached with the favourable vote of 99.96% of the shareholders present and represented.

5.2. Article 13.1, relative to the modification of the time period between the calling and the holding of Board Meetings.

The agreement was reached with the favourable vote of 99.96% of the shareholders present and represented.

**Sixth. – Derogation of the Regulation of the Board approved by agreement on the 28th of June 2004 and subsequent modification of the Articles of Association, articles 10, 16 and 21, conditioning this agreement to the effective exclusion from trading of the shares in Tele Pizza, S.A. on the Stock Exchanges proposed in the first point on the Agenda of this calling and coming into effect from the moment it becomes effective.**

The agreement was reached with the favourable vote of 99.98% of the shareholders present and represented.

**Seventh. – Application of the taxation regime set forth for groups of companies and communication to the tax administration.**

The agreement was reached with the favourable vote of 99.99% of the shareholders present and represented.

**Eighth. – Delegation of authorities in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and if such is the case, correction of the abovementioned agreements.**

The agreement was reached with the favourable vote of 99.98% of the shareholders present and represented.

When the point of 'Any other business' was reached on the agenda, nobody took the floor.

Relating to the above points on the Agenda, the texts of the proposals that have been approved at the Board Meeting held today were communicated to this

Stock Exchange Commission as a Relevant Fact on the 21st of September 2006.

Please find attached a press release that will be distributed today.

Yours faithfully,

Signed: Javier Gaspar Pardo de Andrade
Non-Board Member Secretary of Tele Pizza, S.A.

**An exclusion Take-over Bid is approved at 3.21 euros per share**

## THE SHAREHOLDERS IN TELEPIZZA APPROVE THE EXCLUSION FROM TRADING ON THE STOCK EXCHANGE

The Extraordinary General Meeting of Shareholders of Telepizza today approved the request for exclusion from trading of deeds in Telepizza.

This step, approved with the favourable vote of 99.94% of the share capital present and represented, is complementary to the immediate formulation of an exclusion Take-over Bid at a price of 3.21 euros per share.

This price is the same as the price of the Take-over Bid made jointly by the Carbal and Permira groups, where the bidders obtained 86.2 percent of the company's share capital.

In this way, the shareholders in Telepizza will have a new opportunity to sell their shares under the same conditions as the ones mentioned in the Take-over Bid.

In addition to this, and in order to adapt the Board to the new shareholder reality, the shareholders in Tele pizza have approved the new composition of the Board of Directors, ratifying the appointment of three Board Members allocated by Permira, Mr. Mallo, Mr. Múgica and Mr. De Mojana, as well as the appointment of Fernando Ballvé as the representative for the Carbal – Permira Group.

The shareholders have also approved the modifications proposed to the Articles of Association on the agenda, related to the requirement of strengthened quorums of attendance and voting for the adopting of certain decisions, such as the transformation, merger, split-off and winding up of the company, as well as for the modification of the articles relative to the abovementioned restrictions. On this point, it is worth mentioning that the elimination of these restrictions required the approval of over 75 percent of the company's share capital.

Likewise, the Board Meeting has approved the partial modification of the Long Term Incentives Programme, approved by the Annual General Meeting of Shareholders in Telepizza in June 2004.

Madrid, 24th of October 2006.